UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2025

Kwok Tin Ming
Chief Executive Officer
Trumptech Digital Education Group Limited
Room 1505-06, 15/F
Manhattan Place
23 Wang Tai Road
Kowloon Bay, Hong Kong

Re: Trumptech Digital Education Group Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted March 28, 2025
CIK No. 0002053475

Dear Kwok Tin Ming:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 7, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary
Overview, page 1

1. We note your response to prior comment 7. You reference that your online teaching and learning platforms leverage artificial intelligence, specifically RAG and LLM. Please clarify how this AI is used in your platform and differs from simple algorithmic code that automates processes in your platform, as you do on page 80. Additionally, please include an appropriate risk factor addressing the material risks to

your business, operations, and financial condition in connection with the use of products using generative artificial intelligence technology.

Summary of Risk Factors, page 6

2. We note your response to prior comment 11. Please further amend your risk disclosure to clearly acknowledge that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Notes to Combined Financial Statements
Note 3. Summary of Significant Accounting Policies
Revenue Recognition
Training Courses, page F-15

3. Your revisions on page F-15 do not appear to fully address prior comment 24. We note that you have determined the performance obligation is satisfied throughout the service period, generally 8 to 10 sessions within 12 months, please tell us and revise to disclose why it is appropriate to recognize revenue from training courses at a point in time when all training sessions are delivered and fully completed. Refer to guidance in ASC 606-10-25-27 and ASC 606-10-55-5 through 55-6.

Note 4. Segment Reporting, page F-24

4. You present total segment loss amounts of $495,878 and $1,092,677 for the years ended August 31, 2024 and 2023, respectively, on page F-25. These amounts appear to be inconsistent with the reconciliations of segment profit or loss measure disclosed on page F-26. Please revise to reconcile the difference.

General

5. We note your response and amended disclosure in response to prior comment 14. Please revise your disclosure to clarify that certain risks, including but not limited to risks arising from the PRC government's intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment, apply to China-based issuers, including your company.

Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services